Exhibit G

November 7, 2009

Conflicts Committee of the
Board of Directors of
Eagle Rock Energy G&P, L.L.C.
as the ultimate general partner of Eagle Rock Energy Partners, L.P.
16701 Greenspoint Park Drive, Suite 200
Houston, Texas 77060

Members of the Conflicts Committee:

Natural Gas Partners VII, L.P. (“NGP7”) and Natural Gas Partners VIII, L.P. (“NGP8”), together for themselves and on behalf of certain controlled affiliates including Eagle Rock Holdings, L.P. (“ERH”) and co-investors, are for convenience collectively referred to in this letter as “NGP.”

On September 17, 2009, NGP proposed a combination of transactions with the goal of Eagle Rock Energy Partners, L.P.  (the “Issuer”):  (1) reducing its indebtedness, (2) improving its liquidity and capital position, (3) simplifying its structure, and (4) enhancing its ability to endure adverse macroeconomic and industry factors in the event they persist or worsen.  On October 9, 2009, NGP submitted a revised comprehensive proposal.  Both proposals were made public by NGP amending its Schedule 13D filed with the Securities and Exchange Commission.

Since September 17th, the Conflicts Committee and NGP have extensively negotiated the proposal, including the details of its associated term sheet.  Also, Black Stone Minerals Company, L.P. (“Black Stone”) made alternative proposals to the Issuer regarding the purchase by Black Stone of all of the Issuer’s mineral and royalty business, as well as a cash investment in the Issuer’s common units.

Recently, the Conflicts Committee requested that NGP and Black Stone attempt to find a way to work together in an effort to present a comprehensive solution for the Issuer that may improve upon the previous proposals submitted separately by NGP and Black Stone.  In response, NGP and Black Stone hereby submit a joint proposal that reflects such a comprehensive solution for the Issuer that provides more certainty regarding the cash proceeds to the Issuer.  Our revised final proposal is outlined in more detail in the attached term sheet (please see Attachment A hereto, the “Term Sheet”).  The transactions outlined in the Term Sheet (collectively, the “Transactions”) consist primarily of:

(a)	an equity rights offering;
(b)	NGP equity investment commitments to support a portion of the rights offering and a public equity offering, at two alternative prices to be chosen by the Conflicts Committee;
(c)	Black Stone’s purchase, for $170 million cash, of the Issuer’s subsidiaries that conduct its royalty and minerals business;
(d)	a public equity offering by the Issuer;
(e)	contribution by ERH to the Issuer of all incentive distribution rights held by the Issuer’s general partner (Eagle Rock Energy GP, L.P. (“ERGP”)) and all outstanding subordinated units of the Issuer;
(f)	an option in favor of the Issuer to later acquire:

(1)	Eagle Rock Energy G&P, L.L.C. (“G&P LLC”, which is the general partner of ERGP), and
(2)	all of the outstanding limited partner interests of ERGP, and upon exercise of such option, the Issuer would partially reconstitute the Board of Directors of G&P LLC; and
(g)
as consideration for NGP’s participation in the foregoing, a payment by the Issuer to NGP of a reduced fee, with alternative payment terms (as provided in the Term Sheet) that are flexible to the Issuer.

NGP expects that the Issuer’s senior management team and valuable employee base would remain in place.  You will note that the new equity incentives for Issuer employees have been removed from the proposal, in order for the Conflicts Committee and other Board members to consider.

The Issuer has previously disclosed publicly (including in its 10-Q and 8-K filings) its goal of reducing outstanding indebtedness and the influence that factors - such as commodity prices, drilling activity, capital availability, potential acquisitions, and borrowing base determinations - will have on the Issuer’s ability to achieve that goal.  NGP remains of the view that the Issuer currently should seek to obtain comprehensive financing and restructuring that provides additional equity capital, stability, simplification, more public participation in the Issuer’s governance, and a partnership structure that can more efficiently facilitate future capital-raising.

As the founding sponsor and controlling stakeholder of the Issuer, NGP believes that it is well-positioned to negotiate and complete the proposed Transactions in an expedited manner with a high degree of closing certainty.  As the manager of, and holder of executive rights over, the Pure Minerals which represent the largest component of the Issuer’s royalty and minerals business, Black Stone has completed its evaluation of such royalty and mineral business and believes that it is well-positioned to complete its purchase in an expedited manner with a high degree of closing certainty.

Neither NGP nor Black Stone will require financing to consummate the Transactions, and neither NGP’s nor Black Stone’s respective obligations regarding the closings will be conditioned on obtaining financing.  We do not anticipate that any regulatory approvals will be impediments to the closings.  As further mentioned in the Term Sheet, closing of the Transactions will be conditioned on customary conditions for transactions of this type.  We are prepared to work very quickly toward definitive agreements that reflect this proposal.

The Term Sheet reflects that all of these Transactions will be subject to the approval of a majority of the disinterested public unit-holders of the Issuer.

NGP expects to make an appropriate filing on Schedule 13D disclosing this revised proposal with respect to the Issuer promptly after delivery of this letter and its Term Sheet.

This proposal is non-binding, and thus no agreement, arrangement or understanding between the parties with respect to this proposal or any other transaction shall be created until such time as mutually satisfactory definitive documentation is executed and delivered. Further, NGP and Black Stone understand that execution and delivery of any definitive agreements by the Issuer would require the recommendation or approval of its Conflicts Committee.

NGP and Black Stone look forward to working with the Issuer, the Conflicts Committee and their advisors toward completing mutually acceptable Transactions that are attractive to the Issuer and its public unit-holders.  If you have any questions, please contact us.

NATURAL GAS PARTNERS VII, L.P.		NATURAL GAS PARTNERS VIII, L.P.
By:	G.F.W. Energy VII, L.P., its general partner	By:	G.F.W. Energy VIII, L.P., its general partner
By:	GFW VII, L.L.C., its general partner	By:	GFW VIII, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh	By:	/s/ Kenneth A. Hersh
	Kenneth A. Hersh		Kenneth A. Hersh
	Authorized Member		Authorized Member

BLACK STONE MINERALS COMPANY, L.P.

By:	Black Stone Natural Resources, L.L.C.,
its general partner

By:	/s/ Thomas L. Carter, Jr.
Thomas L. Carter, Jr.
Chairman and Chief Executive Officer

Attachment A to
NGP and Black Stone Letter
PRELIMINARY TERM SHEET

November 7, 2009

This Preliminary Term Sheet is intended as an outline only and does not purport to summarize all of the conditions, covenants, representations, warranties and other provisions which would be contained in definitive legal documentation for the transactions contemplated hereby.

Parties:

Issuer:	Eagle Rock Energy Partners, L.P. (the “Issuer”).

ERH:	Eagle Rock Holdings, L.P. (“ERH”), which wholly-owns G&P LLC and the limited partnership interests of ERGP

NGP:	Natural Gas Partners VII, VIII and/or IX, L.P. and certain affiliates (which may include ERH) and co-investors (collectively, “NGP”)

BLACK STONE:	Black Stone Minerals Company, L.P. and certain affiliates (collectively, “Black Stone”)

ERGP:	Eagle Rock Energy GP, L.P. (“ERGP”), which is the general partner of the Issuer

G&P LLC:	Eagle Rock Energy G&P, L.L.C. (“G&P LLC”), which is the general partner of ERGP

Transactions:
A combination of transactions consisting primarily of: (a) a rights offering; (b) NGP equity investment commitments to support the rights offering and a public equity offering; (c) Black Stone’s purchase of the Issuer’s subsidiaries that conduct its royalty and minerals business; (d) a public equity offering by the Issuer; (e) contribution to the Issuer of the outstanding incentive distribution rights and subordinated units of the Issuer; (f) an option in favor of the Issuer to acquire the Issuer’s outstanding general partner units (by acquiring ERGP and G&P LLC) and at such future time, if any, partially reconstitute the Board of Directors of G&P LLC; and (g) a payment by the Issuer to NGP of a fee (as provided below) as consideration for NGP’s participation in the foregoing, all as substantially outlined in this Term Sheet and as to be more particularly set forth in the Definitive Agreements described below (collectively, the “Transactions”)

RIGHTS OFFERING:
On the first business day of the month that immediately follows the Approval Date (defined below), the Issuer will make a rights offering, completed no later than the 30th day thereafter (“Rights Completion”), by distributing to the Issuer’s existing unit holders 0.35 rights per common unit outstanding.  Each right would be detachable, and each whole right would entitle the holder to purchase a newly-issued common unit of the Issuer for $2.50 no later than the 21st day following issuance of the rights (the “First Exercise Period”).  In light of the Issuer being prohibited from issuing fractional units, each holder would be eligible to exercise for a number of units that is rounded-down to the nearest whole common unit, with such foregone fractional units being cashed-out at public market value.

In addition, together with each common unit that is issued on account of rights properly exercised in the Rights Offering, (including in the oversubscription round(s) described immediately below), the Issuer simultaneously will issue a detachable warrant entitling the holder to purchase, during the 2-year period following Rights Completion, a common unit at an exercise price of $6 (the “Warrants”).  The Warrants (and underlying common units issuable upon exercise of the Warrants) would be registered (or have registration rights) as provided below in a manner that makes them publicly-tradable.  During the 2-year period following Rights Completion, the exercise dates of the Warrants would be limited to occurring on February 15, May 15, August 15 and November 15 of each such year, as applicable.

During the 9 days following the end of the First Exercise Period and until the Rights Completion, each subscriber will also have oversubscription privileges (permitting such subscriber to increase its participation by purchasing, at $2.50 per unit, any common units not subscribed to by other rights holders as of the close of the First Exercise Period) subject to a pro-rata allotment among such participating subscribers of the common units available for purchase.  The rights (and underlying common units issuable upon exercise of the rights)  would be registered in a manner that makes them publicly-tradeable.

NGP would exercise, and cause to be exercised, all of the rights received on account of approximately 8,700,169 aggregate common units and 844,551 general partner units currently owned by ERH, ERGP, Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., and Montierra Minerals & Production, L.P. and its general partner Montierra Management, LLC.  Such entities’ participation in the Rights Offering would provide a cash investment of approximately $8,351,630, which equals (8,700,169 + 844,551) units x .35 rights per unit x $2.50 exercise price.

Equity Offering:
Issuer will use its best efforts to register and complete a public offering of no more than $105 million of common units at a per-unit price to the public of not less than $3.10 (the “Public Equity Offering”), to be marketed and then completed, if at all, no later than 4 months following the Approval Date.  The Issuer’s Pricing Committee (which will determine timing and pricing, within the agreed parameters) for the Public Equity Offering will not include representatives of NGP.  In the event the Public Equity Offering price is greater than $3.40 per unit, such $105 million offering cap will instead be $140 million.

NGP CALLABLE
INVESTMENT
COMMITMENT:
NGP agrees to act as a standby purchaser of common units to the extent, if any, that the aggregate amounts raised in the Public Equity Offering fall short of the applicable cap, with such NGP investment obligations not to exceed $41,648,370 (which is calculated as $50,000,000, minus the $8,351,630 rights offering commitment above), to be called at the Issuer’s election (exercisable by the disinterested board members of G&P LLC) and issued either (i) as part of the Public Equity Offering, or (ii) in a private placement under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) or pursuant to another available exemption under the Securities Act no later than 4 months following the Approval Date (the “Callable Standby Commitment”).

In the Definitive Agreements (as defined herein), the Issuer (as determined by the disinterested board members of G&P LLC) must choose whether such NGP Callable Investment Commitment will be at a per common unit price of $3.10 or $3.40.  Such decision will then determine the type of consideration to be paid to NGP as described below under the heading “NGP Consideration.”

Acquisition of
Royalty and Mineral
Interests:

Purchase:
As part of the Definitive Agreements, Black Stone would be obligated to purchase (and the Issuer would be obligated to sell) all of Issuer’s fee mineral and royalty interests (including Issuer’s interest in Ivory Working Interests, L.P.), such purchase to be structured as the purchase of the direct ownership interests in the Issuer’s subsidiary entities that own such property interests (the “R&M Business”), for $170 million cash pursuant to a mutually-agreed purchase agreement having as its effective date January 1, 2010 (the “R&M Purchase Agreement”).  Such effective date will provide that all cash received on account of production from the R&M Business on and after January 1, 2010 will be for the buyer’s account.  The closing date of the sale of the R&M Business to Black Stone would be specified in the R&M Purchase Agreement and would be not before (and no later than 12 business days following) the Approval Date.  The R&M Purchase Agreement would automatically terminate in the event the Approvals (defined below) are not obtained.

The R&M Purchase Agreement would provide Black Stone with special warranty-type protections (representations and warranties backed by indemnification) for Black Stone regarding liabilities, title defects, and other obligations or encumbrances, if any, created during the Issuer’s ownership of the R&M Business or of the entities that own the assets comprising the R&M Business; otherwise, the R&M Purchase Agreement would not provide Black Stone with post-closing recourse to the Issuer.  The R&M Purchase Agreement would not provide Black Stone with any financing condition or any condition that Black Stone obtain any approvals.  The R&M Purchase Agreement would contain a representation by Black Stone that it currently has sufficient funds or commitments to consummate the purchase of the R&M Business.

Acquisition of
IDRs and
Sub Units:
ERH and ERGP would contribute to the Issuer all incentive distribution rights associated with the Issuer (the “IDRs”) and 20,691,495 subordinated units of the Issuer (the “Sub Units”) on the date that the Transaction Fee is paid.

Option to Acquire
GP Interests:
ERH will, and shall cause ERGP to, give the Issuer the option (the “GP Option”, which would be exercisable at the election of the disinterested board members of G&P LLC no later than December 31, 2012) to acquire all the issued and outstanding equity interests of ERGP (which owns 844,551 general partner units of the Issuer (the “GP Units”)), as well as acquire all the issued and outstanding LLC interests of G&P LLC, for an exercise price of the issuance of an additional 1,000,000 common units of the Issuer (the “Exchanged Common Units”).  The Exchanged Common Units will be issued in a private placement under Section 4(2) of the Securities Act or pursuant to another available exemption under the Securities Act.

BOARD AND
GOVERNANCE
CHANGES:
Upon future exercise, if any, of the GP Option, the Issuer (as sole owner of G&P LLC) will reconstitute the board of G&P LLC to include 2 new additional independent directors so that such reconstituted board shall have 9 directors, comprised of 5 independent members nominated by the Board (or, if otherwise required by law or regulation, by the other independent directors or by the Issuer’s unitholders) and elected by the voting unit holders, 1 member nominated and elected by Issuer senior management, and 3 nominated and elected by NGP (the “Board Changes”).  However, NGP’s nomination and election rights would decrease to 2 directors at the time, if any, that NGP (including all affiliates such as those joint reporting persons included in its Schedule 13D and Section 16 filings) collectively own less than 20% of the Issuer’s issued and outstanding common units, further decreasing to 1 director if such ownership falls below 10%, and becoming zero directors if such ownership falls below 5%.

Approvals/Amendments:
In connection with the Transactions, the Issuer will schedule a special meeting of its unit holders (the “Unitholder Meeting”) at which the Issuer will seek Approvals from the holders of its units as described below under “Conditions to Closing.”

The Issuer will agree not to commence either the Rights Offering or Public Equity Offering unless and until the unit holders provide the Approvals.

The Issuer will be obligated to reimburse ERH, NGP, Black Stone, G&P LLC, and ERGP for all of their reasonable fees and expenses incurred in connection with the Transactions regardless of whether or not the Issuer’s unit holders vote in favor of the Approvals.

NGP Consideration:
As consideration for NGP’s actual and contingent commitments, obligations, undertakings, and participation in connection with the Transactions, on the Approval Date NGP will earn a transaction fee (as described below, the “Transaction Fee”).  For sake of clarity, NGP will not earn the Transaction Fee unless and until the Approvals (as defined herein) are obtained.  The Issuer will pay NGP such Transaction Fee no later than the earlier of completion of the Public Equity Offering or 4 months after the Approval Date.

If the Issuer (as determined by the disinterested board members of G&P LLC) chooses the NGP Callable Investment Commitment obligation in the Definitive Agreements to be at $3.10 per common unit, then at the time, if any, that the Transaction Fee is due and payable the Issuer may elect to pay the Transaction Fee to NGP in the form of either (A) or (B) as follows:

(A)	$29 million cash, or

(B)	issuing to NGP 9,354,839 common units (= 29 million / 3.10).

If instead the Issuer (as determined by the disinterested board members of G&P LLC) chooses the NGP Callable Investment Commitment obligation in the Definitive Agreements to be at $3.40 per common unit, then at the time, if any, that the Transaction Fee is due and payable the Issuer shall pay the Transaction Fee to NGP in the form of (I) and (II) as follows:

(I)
issuing to NGP  12,000,000 detachable warrants entitling the holder to purchase, during the 5-year period following receipt of such warrants, a common unit at an exercise price of $6 (the “NGP Warrants”),  plus

(II)	electing to pay NGP, in addition to the NGP Warrants, either (A) or (B) as follows:

(A)	$15 million cash, or

(B)	issuing to NGP 4,411,765 common units (= 15 million / 3.40).
.
The NGP Warrants (and underlying common units issuable upon exercise of the NGP Warrants) would be registered (or have registration rights) in a manner that makes them publicly-tradable.  The exercise dates of the NGP Warrants would be limited to occurring on February 15, May 15, August 15 and November 15 of each year during the exercise period.

Any common units issued in payment of the Transaction Fee will be issued (i) as part of the Public Equity Offering, or (ii) in a private placement under Section 4(2) of the Securities Act or pursuant to another available exemption under the Securities Act no later than 4 months following the Approval Date.

Closing:	The closing (the “Closing”) of the Transactions shall occur as provided herein and otherwise as soon as reasonably practical following the Approval Date.

Definitive
Agreements:
The matters set forth herein are contingent on the satisfaction of certain conditions, including, without limitation, approval of the Issuer’s conflicts committee of G&P LLC (the “Conflicts Committee”), the satisfactory completion of the negotiation, execution, and delivery of definitive agreements among the Parties setting forth in detail the terms, provisions, and conditions for the Transactions (the “Definitive Agreements”), including without limitation, an agreement evidencing NGP’s agreement to purchase units as provided herein and Black Stone’s agreement to purchase the R&M Business under the R&M Purchase Agreement.  Such agreements shall expressly state that closings thereunder shall be contingent on the unit holders of the Issuer approving the Transactions at the Unitholder Meeting.  The Definitive Agreements shall state that Issuer shall reimburse ERH, ERGP, G&P LLC, Black Stone, and NGP at the Closing for their reasonable costs and expenses incurred in connection with the Transactions.

Use of Proceeds:
Proceeds from the Rights Offering, the Public Equity Offering if any, NGP’s Callable Standby Commitment, if any, and the sale of the R&M Business will be used by Issuer (i) to pay down existing debt of the Issuer, and (ii) for other general corporate purposes, including potential hedge resets.

Registration Rights:
The Issuer will ensure that, if the GP Option is exercised, NGP and ERH and their affiliates and distributees will have registration rights for two years thereafter equivalent to those NGP and ERH would have had during such period had the GP Option not been exercised.

Sequencing:	NGP and Black Stone anticipate that the following steps shall be taken in the following order:

•	As soon as reasonably practical, the Parties will negotiate and enter into the Definitive Agreements;

•	The Issuer will file with the SEC a proxy statement for the Unitholder Meeting;

•	When SEC review (if any) is complete, the Issuer will transmit the proxy statement to its unit holders and convene the Unitholder Meeting; and

•	After the Approval Date, the parties will carry out the Transactions, subject to the below conditions.

Conditions to Closing:	Any and all of NGP’s obligations to consummate its roles in the Transactions will be conditioned on the satisfaction of customary conditions for a transaction of this nature, including:

•
Approval by a majority of the Issuer’s outstanding disinterested common units (e.g., not beneficially owned by NGP and other insiders) of: (i) the Public Equity Offering, NGP Callable Standby Commitment, and Rights Offering, (ii) the contribution by NGP to the Issuer of the IDRs and Sub Units, the cancellation by the Issuer of the IDRs and Sub Units and elimination of the Issuer’s Minimum Quarterly Distribution and all distribution arrearages, (iii) in connection with any timely and otherwise valid exercise, if any, of the GP Option, being entitled to implement at such future time the Board Changes and the issuance of the Exchanged Common Units, (iv) the payment to NGP of the Transaction Fee as provided above, (v) such amendments to the Issuer’s partnership agreement as are necessary to accomplish all of the foregoing, and (vi) the sale of the R&M Business to Black Stone pursuant to the R&M Purchase Agreement (such collectively being the “Approvals” and the date of such Approvals is the “Approval Date”);

•	Completion of the Definitive Agreements to the reasonable satisfaction of ERH and NGP;

•
During the period beginning when the Definitive Agreements are signed and ending the 3rd trading day immediately preceding the Approval Date, the average of the Issuer’s common unit closing prices on Nasdaq shall not be less than $1.50 during any 10 consecutive trading days (any such 10-day window being a “Measurement Window”).  NGP must invoke such condition, if at all, prior to the earlier to occur of (i) the 8th trading day following the end of the Measurement Window being invoked as triggering this condition and (ii) the time the Approvals are obtained;

•
The absence of a material adverse change (to be specified in the Definitive Agreements) in the Issuer and its operations prior to the Approval Date or any other applicable date set forth in the Definitive Agreements;

•	No material consents (governmental or otherwise) required to consummate any of the Transactions; and

•	Other customary conditions to closing.

Any and all of the Issuer’s obligations to consummate its roles in the Transactions will be conditioned on the satisfaction of customary conditions for a transaction of this nature, including:

•	Approval by a majority of the Issuer’s outstanding disinterested common units (e.g., not beneficially owned by NGP and other insiders) of the Approvals;

•	Completion of the Definitive Agreements to the reasonable satisfaction of the Issuer;

•	No material consents (governmental or otherwise) required to consummate any of the Transactions;

•	Other customary conditions to closing; and

•
The Issuer would have a “fiduciary out” (exercisable by the Conflicts Committee) prior to the Approval Date and only in the event the Conflicts Committee, with the advice of legal counsel, determines that their fiduciary duties obligate them to accept a superior proposal in lieu of all aspects of the Transactions as a whole.  NGP would receive a break-up fee of $7 million cash, and NGP and Black Stone would be reimbursed for all their reasonable deal expenses and other costs, in the event that (A) the Conflicts Committee exercises its fiduciary out, (B) the Conflicts Committee changes its recommendation of the Transactions and all of the Approvals subsequently are not received, or (C) the Issuer fails to honor its obligations regarding filing and transmission of the definitive proxy materials related to the Approvals.

Any and all of Black Stone’s obligations to consummate its roles in the Transactions will be conditioned on the satisfaction of customary conditions for a transaction of this nature, including:

•	Completion of the R&M Purchase Agreement to the reasonable satisfaction of the Issuer and Black Stone;

•	Approval by a majority of the Issuer’s outstanding disinterested common units (e.g., not beneficially owned by NGP and other insiders) of the Approvals;

•	Operation of the R&M Business in the ordinary course prior to the Closing;

•	No material consents (governmental or otherwise) required to consummate any of the Transactions; and

•	Other customary conditions to closing.

This Term Sheet summarizes the principal terms with respect to the Transactions, subject to formal documentation and approvals.  This Term Sheet (i) should be viewed as an indication of interest only regarding the Transactions on the general terms and conditions outlined herein and (ii) does not create a binding obligation among the Parties.